December 15, 2020

VIA EDGAR
==========
David Manion
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
RE:	Spinnaker ETF Series (the “Trust”); File Nos. 333-215942 and 811-22398

Dear Mr. Manion,
On December 1, 2020, you provided comments by telephone to Tanya Boyle to the annual report of the UVA Unconstrained Medium-Term Fixed Income ETF, a series of the Trust (the “Fund”), for the period ended June 30, 2020. Please find below a summary of those comments and the Trust's responses, which the Trust has authorized Greenberg Traurig LLP to make on behalf of the Trust.
Comment 1. Item 27(b)(7)(iv) of Form N-1A requires that, in the annual report, the Fund provide a table showing the number of days the Market Price of the Fund shares was greater than the Fund’s net asset value and the number of days it was less than the Fund’s net asset value (i.e., premium or discount) for the most recently completed five fiscal years (or the life of the Fund, if shorter). The Fund may omit this table from the annual report if the Fund provides an Internet address at the Fund’s Web site, which is publicly accessible, free of charge, that investors can use to obtain the premium/discount information required. However, the information required was not included in the annual report, nor found on the fund’s website. Please correct this going forward.
Response. Going forward, Registrant will ensure that the information is available on the Fund’s website and that the information is posted or include the information in the annual report.
Comment 2. In the schedule of investments, Rule 1212 of Regulation S-X requires that the Fund categorize the schedule by (i) the type of investment (such as common stocks, preferred stocks, convertible securities, fixed income securities, government securities, options purchased, warrants, loan participations and assignments, commercial paper, bankers' acceptances, certificates of deposit, short-term securities, repurchase agreements, other investment companies, and so forth); and (ii) the related industry, country, or geographic region of the investment. The annual report did not provide the related industry, country, or geographic region of the investments. Please provide this information going forward.

Response. Going forward, the Fund will provide the information requested.
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If you have any questions or comments, please contact the undersigned at 214.665.3685.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle